Exhibit 99.60

BESPOKE CAPITAL ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

JUNE 30, 2020

(EXPRESSED IN UNITED STATES DOLLARS)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements (‘‘Financial Statements’’) of Bespoke Capital Acquisition Corp. (the ‘‘Corporation’’) for the three and six months ended June 30, 2020 and the accompanying notes thereto. This Management’s Discussion and Analysis (‘‘MD&A) has been prepared with an effective date of July 31 2020. The financial statements of the Corporation have been prepared by management and are in accordance with International Financial Reporting Standards (‘‘IFRS’’). The Corporation’s financial information is expressed in United States dollars unless otherwise specified. In addition to reviewing this report, readers are encouraged to read the Corporation’s public information filings on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This document may contain ‘‘forward-looking statements’’ (as defined under applicable securities laws). These statements relate to future events or future performance including comments with respect to the Corporation’s objectives and priorities for fiscal year 2020 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition (as defined below), the Corporation’s business operations, financial performance and condition. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking statements can be identified by terminology such as ‘‘may’’, ‘‘will’’, ‘‘should’’, ‘‘expect’’, ‘‘plan’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘predict’’, ‘‘potential’’, ‘‘continue’’, ‘‘target’’, ‘‘intend’’, ‘‘could’’ or the negative of these terms or other comparable terminology. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, readers should specifically consider various factors that may cause actual results to differ materially from any forward-looking statement. These factors include, but are not limited to, market and general economic conditions and the risks and uncertainties discussed in the section entitled ‘‘Risk Factors’’ in the Corporation’s annual information form dated March 24, 2020 (the “AIF”). The forward-looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes. Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise.

Nature of Activities

The Corporation is a special purpose acquisition corporation incorporated on July 8, 2019 under the laws of the Province of British Columbia for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a ‘‘Qualifying Acquisition’’). The registered office of the Corporation is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. The Corporation’s head office is located at Third Floor, 115 Park Street, London, United Kingdom, W1K 7AP.

Initial Public Offering

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit (the “Over-Allotment Option”). On September 13, 2019, the underwriters partially exercised their over-allotment option (the "Over-Allotment Option") to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units have been issued.

Each Class A Restricted Voting Unit was comprised of a Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Qualifying Acquisition and will expire on the day that is five years after the closing date of the Qualifying Acquisition or earlier as further described in the Prospectus.

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B shares will not be listed prior to the Qualifying Acquisition. Prior to any Qualifying Acquisition, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

The proceeds of $360,000,000 from the Offering and the Over-Allotment Option are held by TSX Trust Company, as “Escrow Agent”, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the escrow funds in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing by the Corporation of a Qualifying Acquisition within the “Permitted Timeline”; (ii) a redemption (on the closing of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided in the Prospectus by holders of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds and for payment of certain expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The escrowed funds are being held to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Acquisition or an extension to the Permitted Timeline, or in the event a Qualifying Acquisition does not occur within the Permitted Timeline), (ii) fund the Qualifying Acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the (i) the Underwriters the portion of the deferred underwriting commission provided in the initial public offering underwriting agreement in an amount equal to $11,700,000 and (ii) the discretionary deferred portion of the underwriting commission to such person(s) as is designated by the Corporation, all in accordance with the terms of the underwriting agreement. The discretionary deferred portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition, in accordance with the terms of the underwriting agreement.

Consummation of the Qualifying Acquisition will require approval by a majority of the Corporation's directors unrelated to the Qualifying Acquisition.

In connection with the closing of a Qualifying Acquisition within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations as further described in the Prospectus. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

If the Corporation is unable to consummate a Qualifying Acquisition within the Permitted Timeline of 18 months from the closing of the Offering (or 21 months from the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 18 months from the closing of the Offering but have not completed the Qualifying Acquisition within such 18-month period), the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain ii other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their units for redemption prior to the second business day before the shareholders’ meeting in respect of the extension

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Quarterly Information

Below is selected information from the statement of net loss and comprehensive loss for the three and six months ended June 30, 2020. There is no comparative interim period available as the Corporation was incorporated on July 8, 2019.

Statement of Operations and Comprehensive Income

(Expressed in United Stated Dollars)

	Three
	months	Six months
	ended June	ended June
	30, 2020	30, 2020
Revenue
Interest income	$702,596	2,167,636

Expenses
Net unrealized (gain) on changes in the fair value of financial liabilities (notes 6 and 7)	8,340,000	6,720,000
General and administrative (note 9)	235,209	792,111
	8,575,209	7,512,111
Net (loss), income before income taxes	(7,872,613)	(5,344,475)

Income taxes
Current tax expense	143,999	393,999
Net (loss), income after income taxes	$(8,016,612)	(5,738,474)

Basic and diluted net income per Class B share	$(0.89)	(0.64)
Weighted average number of Class B Shares outstanding (basic and diluted)	9,000,000	9,000,000

Results of Operations

For the three months ended June 30,2020, the Corporation realized a net loss of approximately $8m. This represents a diluted net loss of $0.89 per Class B share. For the six months ended June 30, 2020, the Corporation realized a net loss of approximately $5.7 million. This represents a diluted net loss of $0.64 per Class B share.

Interest Income

The funds raised relating to Class A Restricted Voting Units totaling $360,000,000 have been held in cash and cash equivalents in escrow with a Canadian chartered bank. During the three months ended June 30, 2020, the Corporation earned accrued interest income of $702,596. During the six months ended June 30, 2020, the Corporation earned accrued interest income of $2,167,636.

General and Administrative Expenses

General and administrative expenses include costs incurred relating to assessing, negotiating and conducting due diligence on potential Qualifying Acquisitions, as well as general administrative costs of operating the Corporation. A summary of the general and administrative expenses incurred during the three and six months ended June 30, 2020 are as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS

Six months ended June, 30 2020
Public company filing and listing costs	$69,912
Professional fees (marketing, diligence, legal etc.)	364,884
Insurance	110,700
General office expenses (travel, service agreement, phone etc.)	246,615
$792,111

Three months ended June, 30 2020
Public company filing and listing costs	$14,721
Professional fees (marketing, diligence, legal etc.)	60,177
Insurance	55,350
General office expenses (travel, service agreement, phone etc.)	104,962
$235,210

Selected Quarterly Information

	For the	For the	For the
	three	three	three	From July 8,
	months	months	months	2019 (Date of
	ended June	ended	ended	Incorporation)
	30,	March 31,	December	to September
	2020	2020	31, 2019	30, 2019
Revenue
Interest income	$702,596	1,465,040	1,632,001	623,355

Expenses
Transaction costs	-	-	-	20,377,039
Net unrealized (gain) on changes in the fair value of financial liabilities	8,340,000	(1,620,000)	4,740,000	(480,000)
General and administrative	235,209	556,901	569,997	466,788
	8,575,209	(1,063,099)	5,309,997	20,363,827
Net (loss), income before income taxes	(7,872,614)	2,528,139	(3,677,996)	(19,740,472)

Income taxes
Current tax expense	143,999	250,000	-	-

Net (loss), income and comprehensive loss for the period	$(8,016,613)	2,278,139	(3,677,996)	(19,740,472)
Basic and diluted net (loss), income per Class B share	$(0.64)	0.25	(0.51)	(3.73)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Statement of Financial Position

(Expressed in United Stated Dollars)

Unaudited

	June 30,	December 31,
	2020	2019
ASSETS

Current
Cash and cash equivalents	$3,396,976	4,182,004
Prepaid expenses	54,925	141,647
	3,451,901	4,323,651
Restricted cash and short-term investments held in escrow (note 5)	364,029,063	362,255,356
Total assets	367,480,964	366,579,007

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	132,434	176,738
Due to related party (note 11)	472	35,737
	132,906	212,475
Deferred underwriters' commission (note 9)	13,500,000	13,500,000
Class A Restricted Voting Shares subject to redemption (note 6)	351,720,000	349,560,000
Warrant liability (note 7)	31,260,000	26,700,000
Total liabilities	396,612,906	389,972,475

Shareholders' deficiency
Share capital (note 8)	25,000	25,000
Deficit	(29,156,942)	(23,418,468)
Total shareholders' deficiency	(29,131,942)	(23,393,468)

Total liabilities and shareholders' deficiency	$367,480,964	366,579,007

The escrow balance includes the $360,000,000 funds raised relating to Class A Restricted Voting Units and accrued interest totaling $4,029,063. In accordance with the terms of the Offering, all amounts raised through the issuance of the Class A Restricted Voting Units were deposited into the escrow account and can only be released upon certain prescribed conditions being met.

The Corporation’s intent is for all or substantially all of the funds held in the escrow account to be used to complete a Qualifying Acquisition, or several Qualifying Acquisitions, which would likely close concurrently. As noted in the Prospectus, the fair market value of any Qualifying Acquisition (or the aggregate fair market value of the Corporation’s combined Qualifying Acquisitions, if there is more than one) must, unless exemptive relief is obtained from the Exchange, not be less than 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). If, after redemptions, debt or the Corporation’s capital stock is used as consideration to consummate a Qualifying Acquisition, the remaining proceeds held in the escrow account may be used to fund general ongoing expenses. Such funds could be used in a variety of ways, including continuing or expanding the post-Qualifying Acquisition entity’s operations, for strategic acquisitions by such new entity, for payment of dividends and for marketing, research and development of existing or new products, or for other purposes.

As at June 30, 2020, the Corporation had cash, excluding restricted amounts held in the escrow account, totaling $3,396,976 which is available to fund its ongoing working capital requirements. The Corporation anticipates generating negative cash flows from operating activities on a quarterly basis until a Qualifying Acquisition has been completed, thereafter cashflow will depend on the nature and success of the Qualifying Acquisition. The expenses relating to ongoing operating activities include professional fees, general and administration expenses related to being a public company, and costs associated with identifying and negotiating a Qualifying Acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Qualifying Acquisition. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the escrow account to operate the business.

To the extent that we require additional funding for general ongoing expenses or in connection with our Qualifying Acquisition, the Corporation may seek funding by way of unsecured loans from our sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of the Qualifying Acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a Qualifying Acquisition.

Otherwise, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules and other conditions as described in the Prospectus.

As of the date of filing the Corporation doesn’t have any off-balance sheet financing arrangements and has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Acquisition, the Corporation has not yet entered into a definitive agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share Capital

As of the date of this MD&A, the Corporation had 36,000,000 Class A Restricted Voting Shares and 9,000,000 Class B shares of the Corporation issued and outstanding. In addition, the Corporation had an aggregate of 30,000,000 Warrants issued and outstanding, comprised of 18,000,000 Warrants which formed part of the Class A Restricted Voting Units and 12,000,000 Founders’ Warrants issued to our sponsor.

Related Party Transactions

The Corporation has entered into an administrative services agreement with the Sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Acquisition. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. For the six months ended June 30, 2020, the Corporation paid $60,000 in respect of these services.

On 14 April 2020, the Corporation has also agreed to pay at cost, additional overhead of Bespoke Capital Partners LLC (the entity that indirectly controls the Sponsor) including the cost for two employees, until the end of the year. At 30 June 2020, a total of $71,817 had been paid for these services.

The Corporation incurred $76,921 for out-of-pocket expenses paid on behalf of the Corporation by the Corporation's Chairman, Chief Executive Officer and Directors with respect to a Qualifying Acquisition, of which $472 is included in accounts payable as at June 30, 2020.

Significant Accounting Policies and Critical Accounting Estimates

For further information about the accounting policies used by the Corporation, please refer to the Corporation’s financial statements and notes thereto for the period ended June 30, 2020.

The preparation of the Corporation’s financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. Management evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that management believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 4 to the June 30, 2020 financial statements.

Proposed Acquisitions

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Acquisition, the Corporation has not yet entered into a definitive agreement.

Controls and Procedures

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as at June 30, 2020.

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was designed and operating effectively as at June 30, 2020 and that there were no material weaknesses in the internal control over financial reporting.

There were no changes made in our internal control over financial reporting that occurred during the three months ended June 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Managing Risk

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Corporation’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of this MD&A. This MD&A does not include any adjustments that might result from the outcome of this uncertainty.

Except as otherwise disclosed in this MD&A and in the Corporation’s financial statements for the period ended June 30, 2020, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the AIF, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook. July 31, 2020